                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-45908

                                   Prospectus

                                  $600,000,000

                           [Global Marine Inc. Logo]

                               Global Marine Inc.

              Zero Coupon Convertible Debentures Due June 23, 2020

                                      and

            Common Stock Issuable Upon Conversion of the Debentures

                               ----------------

   We issued the debentures in a private placement in June 2000 at an issue price of $499.60 per debenture. This prospectus will be used by selling securityholders to resell their debentures and the common stock issuable upon conversion of their debentures.

   The debentures are our senior unsecured obligations. We will not pay interest on the debentures prior to maturity. The issue price represents a yield to maturity of 3.5% per year.

   We may redeem the debentures in whole or in part on or after June 23, 2005. Holders may require us to repurchase the debentures at a price per debenture on June 23, 2005, of $594.25; on June 23, 2010, of $706.82; and on June 23, 2015,
of $840.73. We may choose to pay the repurchase price in cash or shares of our common stock or a combination of cash and shares of our common stock.

   The debentures are convertible at the option of the holder at any time prior to maturity, unless previously redeemed, into our common stock at a conversion rate of 12.2182 shares of common stock per debenture, subject to adjustments in certain events.

   Our common stock is traded on the New York Stock Exchange under the symbol "GLM." The last reported sales price of our common stock on the New York Stock Exchange on September 26, 2000, was $29.88. The debentures trade on the PORTALSM Market.

   Investing in the debentures involves risks. See "Risk Factors" on page 8.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                       Prospectus dated October 2, 2000.

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling securityholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on its cover page or that any information we have incorporated by reference is accurate as of any date other than the date of the documents incorporated by reference.

                               TABLE OF CONTENTS

Where You Can Find More Information..    3
Special Note Regarding Forward-
 Looking Statements..................    4
Prospectus Summary...................    6
Risk Factors.........................    8
Use of Proceeds......................   13
Ratio of Earnings to Fixed Charges...   13
Description of the Debentures........   14

Description of Capital Stock.........  30
Selling Securityholders..............  34
Certain United States Federal Income
 Tax Considerations..................  35
Plan of Distribution.................  40
Legal Matters........................  42
Experts..............................  42
Independent Accountants..............  42

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Our SEC filings are also available from our Web site at http://www.glm.com. Information contained on our Web site or any other Web site is not incorporated by reference in this prospectus and does not constitute part of this prospectus. You can obtain information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

   This prospectus is part of a registration statement that we have filed with the SEC relating to the debentures and the underlying common stock into which the debentures may be converted. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its Web site.

   The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. We incorporate by reference into this prospectus the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is complete. As of the date of this prospectus, the documents incorporated by reference are:

  .  Our annual report on Form 10-K for the calendar year ended December 31,
     1999

  . Our quarterly reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000

  .  Our current report on Form 8-K dated June 21, 2000

  . The description of the common stock in our registration statement on Form 8-A filed on March 6, 1989, as amended by Amendment No. 1 thereto on Form 8 filed with the SEC on March 15, 1989, as they may be amended in the future to update, change or modify these descriptions

   You may request a copy of these filings (other than an exhibit to those filings, unless we have specifically incorporated that exhibit by reference in the filing), at no cost, by writing or telephoning us at the following address:

                               Global Marine Inc.
                           Attn: Corporate Secretary
                            777 N. Eldridge Parkway
                           Houston, Texas 77079-4493
                           Telephone: (281) 596-5100

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements include statements about the following subjects:

  .  our expectations for future company performance and earnings

  .  revenues expected to be generated by our rigs

  . our views regarding the timing of a market recovery in various drilling markets and the amounts and timing of capital spending increases by our customers

  . our projections regarding the costs of the rig that is under construction

  .  financing of the costs of rig construction

  . our expectations regarding the date by which the rig under construction will be completed and enter service and the impact of adding the rig to our fleet

  .  rig capability once it enters service

  . our expectations regarding the dates by which rigs will complete their commitments and by which revenue backlog will be realized

  .  our views regarding market outlook

  . our expectations regarding the sufficiency of and reimbursements under our insurance policies

  . our expectations regarding disputed amounts of rig repair costs and dayrate revenue that we can claim and collect

  . our expectations regarding future income tax rates, liabilities and benefits and future capital expenditures

  .  our views on the merits of claims against us

  .  our belief in our ability to meet current obligations

  .  other statements that are not historical facts

   Forward-looking statements in this prospectus or any documents incorporated by reference into this prospectus are identifiable by use of the following words and other similar expressions, among others:

  .  "anticipate"       .  "intent"
  .  "believe"          .  "may"
  .  "budget"           .  "might"
  .  "could"            .  "plan"
  .  "estimate"         .  "predict"
  .  "expect"           .  "project"
  .  "forecast"         .  "should"

   Our forward-looking statements speak only as of the date of this prospectus or the date of the document incorporated by reference and are based on currently available industry, financial and economic data and our operating plans. They are also inherently uncertain, and investors must recognize that events could turn out to be materially different from our expectations. Factors that could cause or contribute to these differences include:

  . changes in markets for oil and gas and for offshore drilling services, including decreases in demand for our services which may result from curtailments of oil and gas operators' drilling programs due to changes in oil or gas prices

  . the uncertainties inherent in dealing with other parties and resolving disputed matters through negotiation, arbitration, litigation or by other means

  . changing tax laws and regulations, as well as changing interpretations of such laws and regulations

  . the risks of operating in international markets, including changes in political, economic, trade and regulatory climates

  . unanticipated costs or delays in our construction project due to various factors, including price inflation, contract disputes, design and engineering problems, regulatory requirements and labor difficulties

  . competitive and technological changes that affect our ability to market our services competitively and cost effectively

  . the operational risks and uncertainties inherent in offshore oil and gas drilling, particularly on a turnkey basis

  . other risk factors as may be discussed in our reports filed with the Securities and Exchange Commission

   We disclaim any obligation or undertaking to disseminate any updates or revisions to our statements, forward-looking or otherwise, to reflect changes in our expectations or any change in events, conditions or circumstances on which any of those statements are based.

                               PROSPECTUS SUMMARY

   Because this is a summary, it may not contain all information that may be important to you. You should read this entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms "we," "our" and "us" refer to Global Marine and not to the selling securityholders.

                              ABOUT GLOBAL MARINE

   Global Marine is one of the largest offshore drilling contractors in the world, with a modern, diversified, active fleet of 32 mobile offshore drilling rigs worldwide, plus one dynamically positioned, ultra-deepwater drillship under construction. In addition, we believe we are the industry's largest provider of offshore drilling management services priced primarily on a completed-project, or "turnkey" basis.

   Our principal executive offices are located at 777 N. Eldridge Parkway, Houston, Texas 77079-4493, and our telephone number is (281) 596-5100.

                                  THE OFFERING

Securities Offered..........  $600,000,000 principal amount at maturity of Zero
                              Coupon Convertible Debentures Due June 23, 2020.

                              We will not pay interest on the debentures prior to maturity. Each debenture was issued at a price of $499.60 per debenture. The principal amount at maturity is $1,000 for each debenture.

Maturity Date...............  June 23, 2020.

Yield to Maturity of
 Debentures.................  3.5% per year calculated from June 23, 2000.

Conversion Rights...........  You have the option to convert the debentures into our common stock at any time prior to maturity, unless the debentures have been previously redeemed or purchased.

                              You can convert the debentures into common stock at a conversion rate of 12.2182 shares for each $1,000 principal amount at maturity. The conversion rate will be subject to adjustment if certain events occur. Upon conversion, you will receive only common stock. You will not receive any cash payment for the accrued original issue discount to the conversion date. See "Description of the Debentures--You have the right to convert the debentures into common stock."

                              The debentures are initially convertible into 7,330,920 shares of our common stock.

Optional Redemption by
 Global Marine..............  On or after June 23, 2005, we can redeem all or part of the debentures for cash at any time at the redemption prices listed in this prospectus. See "Description of the Debentures--We have the option to redeem the debentures."

Original Issue Discount.....  The securityholders may offer and sell the debentures at a discount from their value at maturity. We initially issued the debentures at a price of $499.60 per debenture. Over time, the debentures will increase in accreted value until they reach their maturity value of $1,000 on June 23, 2020. Original issue discount is the difference between the initial sale price and the principal amount of the debenture at maturity.

                              We will not pay interest on the debentures.
                              However, you should be aware that accrued original issue discount must be included periodically in your gross income for federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

Sinking Fund................  None.

Repurchase of Debentures at
 the Option of the Holder...  We will purchase the debentures at your option at a price of $594.25 on June 23, 2005, at a price of $706.82 on June 23, 2010, and at a price of $840.73 on June 23, 2015, per $1,000 principal amount at maturity. We may elect to pay the repurchase price in cash, common stock or a combination of cash and common stock. See "Description of the Debentures--You have the right to require us to repurchase the debentures."

Change in Control...........  You may require us to repurchase the debentures if we experience a change in control.

                              The change in control redemption price is equal to the issue price plus accrued original issue discount to the date of redemption. See "Description of the Debentures--You have the option to require us to repurchase the debentures upon a change in control."

Optional Conversion by
 Global Marine upon a tax
 event......................  If certain changes are made to the federal tax laws, we have the option to begin paying interest on the debentures instead of accruing original issue discount. We would pay 3.5% per year in interest on the principal amount that had accrued on the debentures up until the date we exercised this option. See "Description of the Debentures-- We have the option to convert the debentures to interest-bearing debentures upon a tax event."

Ranking.....................  The debentures constitute senior debt and rank equally with all of our unsecured and
                              unsubordinated debt obligations. The debentures will rank senior to any future subordinated indebtedness. We are not restricted under the indenture pursuant to which the debentures were issued from incurring debt. See "Description of the Debentures--The debentures are senior debt."

Use of Proceeds.............  We will not receive any of the proceeds from the sale of the debentures or the underlying common stock by any selling securityholders.

Trading.....................  The common stock is traded on the New York Stock
                              Exchange under the symbol "GLM."

                                  RISK FACTORS

   Before making an investment decision, you should consider carefully the following matters, in addition to the other information included or incorporated by reference in this prospectus or the registration statement of which this prospectus is a part.

Our business depends on the level of activity in the oil and gas industry, which is significantly affected by the level and volatility of oil and gas prices

   Our business depends on the level of activity in offshore oil and gas exploration, development and production in markets worldwide. Oil and gas prices, and market expectations of potential changes in these prices, significantly affect this level of activity. Worldwide political, economic and military events have contributed to oil and gas price volatility and are likely to continue to do so in the future. Some factors that have affected and are likely to continue affecting oil and gas prices and the level of demand for our services include the following:

  .  worldwide demand for oil and gas

  . the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels and pricing

  .  the level of production by non-OPEC countries

  .  domestic and foreign tax policy

  . laws and governmental regulations that restrict exploration and development of oil and gas in various offshore jurisdictions

  .  advances in exploration and development technology

  .  the political environment of oil-producing regions

The level of activity in the oil and gas industry has not fully recovered from the recent downturn, which continues to adversely affect our dayrates and rig utilization

   The global reduction in exploration and development spending by our customers, resulting from the sustained period of significantly lower oil prices from late 1997 through early 1999 and consolidation activity among major oil producers over the same period, resulted in lower utilization and dayrates for our drilling rigs in that period. Despite a recovery in crude oil prices during the latter part of 1999 and the first part of 2000, spending levels have not increased significantly and there remains surplus rig capacity. Although we have seen some improvement in the United States Gulf of Mexico and offshore West Africa jackup markets since the third quarter of 1999, the market for second and third-generation semisubmersible rigs remains weak, particularly in the North Sea. The North Sea continues to lag other major markets and will likely remain soft for the remainder of 2000. Currently we have two idle semisubmersible rigs in the North Sea, one idle semisubmersible rig in Canada and one idle jackup rig in West Africa. We may be required to idle additional rigs or to enter into lower-rate follow on contracts in response to market conditions in the future.

Our business is highly price competitive and cyclical, with periods of low demand and excess rig availability

   The offshore drilling business is highly competitive with numerous industry participants. The industry has experienced consolidation in recent years and may experience additional consolidation. Some of our competitors have greater resources than we have.

   Drilling contracts are, for the most part, awarded on a competitive bid basis. Price competition is often the primary factor in determining which qualified contractor is awarded a job, although rig availability and the quality and technical capability of service and equipment are also factors. Further, our drilling management services business is subject to the usual risks associated with having a limited number of customers for its services.

   Our industry historically has been cyclical. There have been periods of high demand, short rig supply and high dayrates, followed by periods of lower demand, excess rig supply and low dayrates. The industry experienced a period of significantly lower demand during 1999 as a result of reduced spending for exploration and development by our customers in response to dramatically lower crude oil prices during late 1997 and throughout 1998. In addition, rig availability rose in 1999 as a result of contract expirations and construction by other drilling contractors of new rigs that are competing with our rigs. Periods of excess rig supply intensify the competition in the industry and often result in rigs being idled.

Turnkey drilling operations are contingent on our ability to win bids and on rig availability

   Our results of operations from our drilling management services may be limited by our ability to obtain and successfully perform turnkey drilling contracts based on competitive bids, as well as other factors. Our ability to obtain turnkey drilling contracts largely depends on the number of these contracts available for bid, which in turn is influenced by market prices for oil and gas, among other factors. Accordingly, results of our drilling management service operations may vary widely from quarter to quarter and from year to year. Furthermore, turnkey operations may be constrained by the availability of rigs, particularly in the United States Gulf of Mexico where the market for turnkey drilling is currently strong.

Turnkey drilling operations expose us to additional risks because we assume the risk for operational problems and the contracts are on a fixed-price basis

   Our compensation under turnkey contracts depends on whether we successfully drill to a specified depth or under some of our contracts, complete the well. As compared with dayrate contracts, where ultimate control is exercised by the operator, we are exposed to additional risks when serving as turnkey drilling contractor, because we make all critical decisions. Under a turnkey contract, the amount of our compensation is fixed at the amount we bid to drill the well. Thus, we will not be paid if operational problems prevent performance unless we choose to drill a new well at our own expense. Further, we must absorb the loss if unforeseen problems arise that cause the cost of performance to exceed the turnkey price. In contrast, in a dayrate contract, these risks are retained by the customer. Although we budget for these contingencies, there can be no assurance that the cost of contingencies will not exceed budgeted amounts. We are not insured against all of these risks associated with turnkey drilling operations. See "--Our business involves numerous hazards and we are not fully insured for all of them."

Failure to obtain and retain key personnel could hurt our operations

   We require highly skilled personnel to operate and provide technical services and support for our business. Competition for the skilled labor required for offshore operations has intensified as the number of deepwater rigs added to worldwide fleets or under construction has increased in the last few years. Although such competition has not materially affected us to date, we have found it more difficult to find qualified individuals, and the possibility exists that competition for skilled labor could limit our results of operations.

Our drilling contracts may be terminated due to events beyond our control

   Our customers may terminate some of our term drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. Further, in times of depressed market conditions, our customers have on occasion sought to renegotiate firm drilling contracts to reduce their obligations.

Our construction and conversion projects are subject to delays and cost overruns

   We currently have one rig under construction. The Glomar Jack Ryan, a dynamically positioned ultra-deepwater drillship, is scheduled to begin earning dayrate under its drilling contract around November 1, 2000. In the first quarter of 1998, we entered into fixed-price contracts for the construction of the Glomar Jack Ryan and another drillship, the Glomar C.R. Luigs, which was completed in the first quarter of 2000. Because of our concern about the shipbuilder's financial viability and satisfactory completion of the two drillships, in November 1999, we agreed to provide additional funding to the shipbuilder. We agreed to advance up to approximately $92.6 million above the contract price amounts, plus up to approximately an additional $12.2 million for one-half of cost overruns. As of August 11, 2000, we had advanced $103.1 million in total. Although the agreement under which the advances were made requires the shipbuilder to repay us any amounts advanced that are in excess of an arbitration award, if any, in favor of the shipbuilder from a pending dispute in which the builder has asserted claims for approximately $202 million for cost overruns, in view of the current financial condition of the shipbuilder, collection of those amounts is doubtful. As a result of the shipbuilder's failure to timely deliver the vessel in accordance with the construction contract, we were granted an injunction allowing us to take possession of the vessel. We posted a $100 million bond to secure the shipbuilder's lien for the delivery installment and the unsecured portion of the other claims. On September 14, 2000, the arbitration panel made a provisional award to the shipbuilder in the amount of approximately $31 million with respect to the delivery installment portion of the claim. We may appeal the award. Our obligation to pay the remainder of the bonded amounts, if any, will be subject to determination in arbitration. The Glomar Jack Ryan was moved to a shipyard in Galveston, Texas, where final completion and commissioning are being undertaken. Further difficulties could delay the completion of the Glomar Jack Ryan.

   In addition to the Glomar Jack Ryan and Glomar C.R. Luigs, we have made and expect to continue making upgrade and refurbishment expenditures and may make substantial new build expenditures under certain circumstances. These projects are subject to the risks of delay or cost overruns inherent in any large construction project, including the following:

  .  shortages of materials or skilled labor

  .  unforeseen engineering problems

  .  work stoppages

  .  financial or operating difficulties of the shipyard constructing the rig

  .  weather interference

  .  unanticipated cost increases

  .  inability to obtain any of the requisite permits or approvals

   Significant cost overruns or delays would adversely affect our financial condition and results of operation.

Our business involves numerous hazards and we are not fully insured for all of them

   Our operations are subject to the usual hazards incident to the drilling of oil and gas wells, such as blowouts, explosions, oil spills and fires. Our activities are also subject to perils peculiar to marine operations, such as collision, grounding, and damage or loss from severe weather. All of these hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. We insure against, or have indemnification from customers for, some, but not all, of these risks. Our insurance contains various limitations on coverage and deductibles.

   The occurrence of a significant event, including pollution or environmental damage, not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations, could materially and adversely affect our operations and financial condition. Moreover, no assurance can be made that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

Our international operations involve additional risks not associated with domestic operations

   A significant portion of our revenues is attributable to drilling operations in foreign countries. These activities accounted for 47% of our consolidated revenues in 1999, 47% of our consolidated revenues in 1998 and 35% of our consolidated revenues in 1997. Risks associated with our international operations in foreign areas include risks of:

  . war and civil disturbances or other risks that may limit or disrupt markets

  .  expropriation or nationalization of assets

  .  renegotiation or nullification of existing contracts

  .  foreign exchange restrictions

  .  foreign currency fluctuations

  .  foreign taxation

  .  the inability to repatriate income or capital

  .  changing political conditions

  .  changing foreign and domestic monetary policies

   Additionally, in some jurisdictions we are subject to foreign governmental regulations favoring or requiring the awarding of drilling contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These regulations may adversely affect our ability to compete. Furthermore, foreign governmental regulations, which may in the future become applicable to the oil and gas industry, could reduce demand for our services, or such regulations could directly affect our ability to compete for customers.

We are a defendant in an employee antitrust action against industry participants

   We and a number of other participants in the offshore contract drilling business in the Gulf of Mexico are defendants in a purported anti-trust class action lawsuit filed in the federal district court in Galveston, Texas. The plaintiff alleges a conspiracy among the defendants to depress wages and benefits paid to their offshore employees. The plaintiff seeks an unspecified amount of treble damages and other relief on behalf of himself and an alleged class of offshore workers. While we vigorously deny these allegations and do not expect that this matter will have a material adverse effect on our business or financial position, results of operations or cash flows, we cannot assure you as to its outcome.

Laws and governmental regulations may add to our costs or limit our drilling activity

   Our business is affected by changes in public policy and by federal, state, foreign and local laws and regulations relating to the energy industry. The drilling industry is dependent on demand for services from the oil and gas exploration industry and, accordingly, we are directly affected by the adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to our operating costs or may significantly limit drilling activity.

   Under the U.S. Oil Pollution Act of 1990, or OPA, and similar legislation enacted in Texas, Louisiana and other coastal states, we are required to satisfy financial responsibility requirements applicable to mobile offshore drilling units and offshore facilities, such as oil and gas production platforms, located in United States waters. In addition, our offshore drilling operations in the Gulf of Mexico are largely dependent on the drilling activity of oil and gas companies that are also required to meet various OPA financial responsibility requirements. If we or our customers are unable to comply with OPA requirements in the future, it could have a material adverse effect on our operations and financial condition.

   Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions, companies holding concessions, the exploration of oil and gas and other aspects of the oil and gas industries in these countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil companies and may continue to do so.

Compliance with or breach of environmental laws can be costly and could limit our operations

   Our operations are subject to numerous federal, state and local laws and regulations controlling the discharge of materials into the environment and removal and cleanup of materials that may harm the environment or otherwise relating to the protection of the environment. For example, as an operator of mobile offshore drilling units in navigable United States waters and some offshore areas, including the Outer Continental Shelf, we may be liable for damages and for the cost of removing oil spills for which we may be held responsible. In addition, we may use or handle materials that may be classified as environmentally hazardous substances as part of our operations. Laws and regulations protecting the environment have generally become more stringent, and may, in some cases, impose "strict liability" for environmental damage. Strict liability means that we may be held liable for damage without regard to whether we were negligent or at fault. Environmental laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed.

A significant change in our ownership could increase our exposure to federal income taxation

   As of December 31, 1999, we had approximately $513.1 million of net operating loss carryforwards for United States federal income tax purposes, expiring from 2005 to 2014. The net operating loss carryforwards are subject to review and potential disallowance by the Internal Revenue Service upon audit of our federal income tax returns. Section 382 of the Internal Revenue Code of 1986 may impair the future availability of the net operating loss carryforwards if ownership of our voting securities changes by more than 50%. This limitation, if it applied, would limit the utilization of the net operating loss carryforwards in each taxable year to an amount equal to a federal long-term tax-exempt bond rate multiplied by the fair market value of all our stock at the time of the ownership change. The interpretation of Section 382 is subject to numerous uncertainties. Accordingly, we cannot assure you that those carryforwards will continue to be available without limitation.

We may not have the ability to raise the funds necessary to finance the change in control offer or the repurchase required by the debentures

   Upon the occurrence of certain specific kinds of change of control events and on the June 23, 2005, June 23, 2010 or June 23, 2015 purchase dates, holders of debentures will have the right to require us to repurchase their debentures. However, it is possible that we will not have sufficient funds at such time to make the required repurchase of debentures in cash or that restrictions in our credit agreements or other indebtedness will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change in control" under the debentures. See "Description of the Debentures--You have the option to require us to repurchase the debentures" and "--You have the right to require us to repurchase the debentures upon a change of control."

Trading market for the debentures

   There is currently no public market for the debentures. To the extent they are traded, the debentures may trade at a discount from their initial offering price to investors, depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent that an active trading market for the debentures does not develop, the liquidity and trading prices for the debentures may be harmed. We do not currently intend to apply to list the debentures on any securities exchange or public market.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale by the selling securityholder of the debentures or the underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

   Our ratio of earnings to fixed charges for each of the periods shown is as follows:

                              Six
                             months
                             Ended     Years Ended December 31,
                            June 30, -----------------------------
                              2000   1999  1998  1997  1996  1995
                            -------- ----- ----- ----- ----- -----
   Ratio of Earnings to
    Fixed Charges..........  1.85x   2.12x 3.26x 4.05x 2.97x 2.12x

   The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by fixed charges. Earnings available for fixed charges consist of earnings before income taxes plus fixed charges, less capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, and the portion of operating lease rental expense that represents the interest factor.

                         DESCRIPTION OF THE DEBENTURES

General

   We issued the debentures under an Indenture, which consists of a base indenture dated as of September 1, 1997, as supplemented by a first supplemental indenture dated as of June 23, 2000, governing the debentures.

   The following summary of the material provisions of the Indenture does not purport to be complete. We urge you to read the Indenture, which you may obtain from us upon request. As used under this caption "Description of the Debentures," all references to our company or to us mean Global Marine Inc., excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries.

   The base indenture does not limit the amount of debt securities that we may issue under it. We may issue debt securities under the base indenture from time to time in one or more series, each in an amount we authorize prior to issuance.

   The debentures are general unsecured obligations of our company, are limited to an aggregate principal amount at maturity of $600,000,000 and will mature on June 23, 2020. The debentures will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

   The debentures were offered and sold at a discount from their value at maturity. The debentures were initially issued in a private placement at an original issue price to investors of $499.60 per debenture. Over time, the amount payable on each debenture will increase until it reaches its maturity value of $1,000 on June 23, 2020. The debentures will be issued only in denominations of $1,000 payable at maturity and integral multiples of $1,000 payable at maturity.

   The debentures may be converted into shares of our common stock at any time prior to maturity, unless the debentures have been previously redeemed or repurchased. The conversion rate is 12.2182 shares of common stock per debenture. This is equivalent to an initial conversion price of $40.89 per share of common stock based on the original issue price to investors of the debentures. The conversion rate is subject to adjustment if certain events occur. Upon conversion, you will receive only shares of common stock. You will not receive any cash payment for the accrued original issue discount to the conversion date.

We will not usually pay interest in cash

   We will not pay cash interest on the debentures unless we elect to do so following a tax event as described below. You should be aware that accrued original issue discount must be included in your gross income for federal income tax purposes. Original issue discount is the difference between the issue price of $499.60 and the $1,000 redemption price of the debenture at maturity.

We have the option to redeem the debentures

   On or after June 23, 2005, we have the option to redeem all or part of the debentures at any time, upon not less than 15 nor more than 60 days' notice by mail to holders of debentures, for a price equal to $594.25 per debenture plus accrued original issue discount at a rate of 3.5% per annum compounded semi-annually to the date of redemption, on the basis of a 360-day year consisting of twelve 30-day months. We can also convert the debentures to interest-bearing debentures upon the occurrence of certain tax events described below. See "--We have the option to convert the debentures to interest-bearing debentures upon a tax event." No sinking fund is provided for the debentures.

   The table below shows redemption prices of debentures at June 23, 2005, at each following June 23 prior to maturity and at maturity on June 23, 2020. The prices reflect the accrued original issue discount calculated through each date. The redemption price of a debenture redeemed between these dates would include an additional amount reflecting the additional original issue discount accrued since the immediately preceding date in the table to the actual redemption date.

                                                               (2)
                                                             Accrued
                                                      (1)    Original    (3)
                                                   Debenture  Issue   Redemption
                                                     Issue   Discount   Price
   Redemption Date                                   Price   at 3.5%  (1) + (2)
   ---------------                                 --------- -------- ----------
   June 23, 2005..................................  $499.60  $ 94.65  $  594.25
   June 23, 2006..................................   499.60   115.60     615.23
   June 23, 2007..................................   499.60   137.35     636.95
   June 23, 2008..................................   499.60   159.84     659.44
   June 23, 2009..................................   499.60   183.12     682.72
   June 23, 2010..................................   499.60   207.22     706.82
   June 23, 2011..................................   499.60   232.18     731.78
   June 23, 2012..................................   499.60   258.02     757.62
   June 23, 2013..................................   499.60   284.76     784.36
   June 23, 2014..................................   499.60   312.46     812.06
   June 23, 2015..................................   499.60   341.13     840.73
   June 23, 2016..................................   499.60   370.81     870.41
   June 23, 2017..................................   499.60   401.54     901.14
   June 23, 2018..................................   499.60   433.36     932.96
   June 23, 2019..................................   499.60   466.30     965.90
   At stated maturity.............................   499.60   500.40   1,000.00

   From and after the date a tax event occurs and we elect to pay interest at 3.5% per year on the debentures instead of accruing original issue discount, the principal amount for redemption will be restated, and will be calculated by adding the issue price and the original issue discount which had accrued up until the date on which we exercise the option to commence paying cash interest.

   If we decide to redeem fewer than all of the outstanding debentures, the trustee will select the debentures to be redeemed by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

   If the trustee selects a portion of your debentures for partial redemption and you convert a portion of the same debentures, the converted portion will be deemed to be from the portion selected for redemption. Each debenture will be redeemed in whole.

You have the right to convert the debentures into common stock

   You have the right to convert the debentures into 12.2182 shares of common stock for each debenture. You may convert a debenture into shares of common stock at any time until the close of business on the last business day before June 23, 2020. If a debenture has been called for redemption, you will be entitled to convert the debenture until the close of business on the business day immediately preceding the date of redemption. If you had previously delivered a notice exercising an option to require us to purchase the debentures, the debentures may be converted only if the notice is withdrawn in accordance with the Indenture. You may convert fewer than all of your debentures so long as the debentures converted are an integral multiple of $1,000 principal amount.

   The initial conversion rate is 12.2182 shares of common stock for each $1,000 principal amount at maturity of debentures. This is equivalent to an initial conversion price of $40.89 per share of common stock based on the original issue price to investors of the debentures. You will not receive any cash payment representing accrued original issue discount upon conversion of a debenture. Instead, upon conversion we will deliver to you a fixed number of shares of common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the closing price of the shares of common stock on the trading day immediately prior to the conversion date.

   Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the debenture, including accrued original issue discount. Accrued original issue discount will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion ratio to account for the accrued original issue discount.

   The conversion rate will be subject to adjustment upon any of the following events:

  . issuance of shares of common stock as a dividend or distribution on the common stock

  .  subdivision or combination of the outstanding common stock

  . issuance to all stockholders of rights or warrants that allow the holders to purchase shares of common stock at less than the current market price

  . distribution to all stockholders of debt or other assets but excluding distributions of rights and warrants described above and all-cash distributions

  . the distribution to all or substantially all stockholders of all-cash distributions in an aggregate amount that together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all other all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 12.5% of the market capitalization of our common stock on the business day immediately preceding the day on which we declare such distribution

  . the purchase of shares of common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 12.5% of the market capitalization of our common stock on the expiration date of such tender offer

   If we were to adopt a stockholders rights plan under which we issue rights providing that each share of common stock issued, upon conversion of the debentures at any time prior to the distribution of separate certificates representing such rights, will be entitled to receive such rights, there shall not be any adjustment to the conversion rate as a result of one of the following:

  .  the issuance of the rights

  .  the distribution of separate certificates representing the rights

  . the exercise or redemption of such rights in accordance with any rights agreement

  .  the termination or invalidation of the rights

   We may increase the conversion rate as permitted by law for at least 20 days, so long as the increase is irrevocable during the period. We are not required to adjust the conversion rate until adjustments greater than 1% have occurred.

   If you submit your debentures for conversion after we have elected to exercise our option to pay interest instead of accruing original issue discount between a record date and the opening of business on the next interest payment date (except for debentures or portions of debentures called for redemption on a redemption date occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the converted principal amount.

You have the option to require us to repurchase the debentures

   You have the right to require us to repurchase the debentures on June 23, 2005, June 23, 2010 and June 23, 2015. We will be required, at your option, to repurchase any outstanding debenture for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If the repurchase notice is given and withdrawn during the period, we will not be obligated to repurchase the related debentures. Our repurchase obligation will be subject to certain additional conditions. Also, our ability to satisfy our repurchase obligations may be affected by the factors described in "Risk Factors" under the caption "We may not have the ability to raise the funds necessary to finance the change in control offer or the repurchase required by the debentures."

   The repurchase price payable will be equal to the issue price plus accrued original issue discount through the repurchase date. The table below shows the repurchase prices of a debenture as of each of the repurchase dates.

                                                                      Repurchase
                                                                        Price
                                                                      ----------
   June 23, 2005.....................................................  $594.25
   June 23, 2010.....................................................  $706.82
   June 23, 2015.....................................................  $840.73

   We may, at our option, elect to pay the repurchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Considerations--U.S. Holders--Sale, Exchange or Retirement of the Debentures" and "--Exercise of Repurchase Right."

   If we have previously exercised our option to pay interest instead of accruing original issue discount on the debentures following a tax event, the repurchase price will be equal to the restated principal amount plus the accrued and unpaid interest that accrued from the date we exercise our option. See "--We have the option to convert the debentures to interest-bearing debentures upon a tax event."

   We will be required to give notice on a date not less than 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

  . whether we will pay the repurchase price of the debentures in cash or shares of common stock or any combination thereof, specifying the percentages of each

  . if we elect to pay in shares of common stock, the method of calculating the market price of the common stock

  . the procedures that holders must follow to require us to repurchase their debentures

   Your notice electing to require us to repurchase your debentures must state:

  . if certificated debentures have been issued, the debenture certificate numbers, or if not certificated, your notice must comply with appropriate DTC procedures

  . the portion of the principal amount at maturity of debentures to be repurchased, in multiples of $1,000

  . that the debentures are to be repurchased by us pursuant to the applicable provisions of the Indenture

  . in the event we elect, pursuant to the notice that we are required to give, to pay the repurchase price in shares of common stock, in whole or in part, but the repurchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the repurchase price or portion of the repurchase price in shares of common stock is not satisfied prior to the close of business on the repurchase date, as described below, whether the holder elects

    (1) to withdraw the repurchase notice as to some or all of the debentures to which it relates, or

    (2) to receive cash in respect of the entire repurchase price for all debentures or portions of debentures subject to such repurchase notice

   If you fail to indicate your choice with respect to the election described in the final bullet point above, you will receive cash for the entire repurchase price for all debentures subject to the repurchase notice. For a discussion of the tax treatment of a holder receiving cash instead of shares of common stock, see "Certain United States Federal Income Tax Considerations-- U.S. Holders--Sale, Exchange or Retirement of the Debentures."

   You may withdraw any repurchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state:

  .  the principal amount at maturity of the withdrawn debentures

  . if certificated debentures have been issued, the certificate numbers of the withdrawn debentures, or if not certificated, your notice must comply with appropriate DTC procedures

  . the principal amount at maturity, if any, which remains subject to the repurchase notice

   If we elect to pay the repurchase price, in whole or in part, in shares of common stock, the number of shares to be delivered by us will be equal to the portion of the repurchase price to be paid in common stock divided by the market price of one share of common stock as determined by us in our repurchase notice. We will pay cash based on the market price for all fractional shares in the event we elect to deliver shares of common stock in payment, in whole or in part, of the repurchase price.

   The "market price" means the average of the sale prices of the common stock for the five-trading-day period ending on the third business day prior to the applicable repurchase date (if the third business day prior to the applicable repurchase date is a trading day, or if not, then on the last trading day prior
to), appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five-trading-day period and ending on such repurchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

   The "sale price" of the common stock on any date means the closing sale price per share of common stock (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System.

   Because the market price of the common stock is determined prior to the applicable repurchase date, holders of debentures bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such repurchase date. We may pay the repurchase price or any portion of the repurchase price in shares of common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

   Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will publish such information on our Web site on the World Wide Web or through such other public medium as we may use at that time.

   Our right to repurchase debentures, in whole or in part, with shares of common stock is subject to our satisfying various conditions, including:

  . the registration of the shares of common stock under the Securities Act and the Exchange Act, if required

  . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration

   If such conditions are not satisfied with respect to a holder prior to the close of business on the repurchase date, we will pay the repurchase price of the debentures of the holder entirely in cash. See "Certain United States Federal Income Tax Considerations--U.S. Holders--Sale, Exchange or Retirement of the Debentures." We may not change the form or components or percentages of components of consideration to be paid for the debentures once we have given the notice that we are required to give to holders of debentures, except as described in the first sentence of this paragraph.

   Our ability to repurchase debentures with cash may be limited by the terms of our then-existing borrowing agreements. The Indenture will prohibit us from repurchasing debentures for cash in connection with the holders' repurchase right if any event of default under the Indenture has occurred and is continuing, except a default in the payment of the repurchase price with respect to the debentures.

   A holder must either effect book-entry transfer or deliver the debenture, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. You will receive payment in cash on the repurchase date or the time of book-entry transfer or the delivery of the debenture. If the paying agent holds money or securities sufficient to pay the repurchase price of the debenture on the business day following the repurchase date, then:

  .  the debenture will cease to be outstanding

  . original issue discount (or, if the debentures have been converted to interest-bearing debentures following a tax event, interest) will cease to accrue

  .  all other rights of the holder will terminate

   This will be the case whether or not book-entry transfer of the debenture is made or whether or not the debenture is delivered to the paying agent.

   We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act which may be applicable at the time. We will file Schedule TO or any other schedule required in connection with any offer by us to repurchase the debentures at your option.

The debentures are senior debt

   The debentures constitute senior debt and rank equally with all of our unsecured and unsubordinated debt and will rank senior to any future subordinated indebtedness. As of August 31, 2000, we had outstanding $897.7 million of senior indebtedness, net of discount, issued under the base indenture (including the $301.8 million accreted value of the debentures). As of such date, we had no amounts outstanding under our commercial paper program and credit facility, leaving $240.0 million available for future combined borrowings thereunder.

   We currently conduct substantially all our operations through our subsidiaries, and our subsidiaries generate substantially all our operating income and cash flow. As a result, distributions or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the debentures. In addition, holders of the debentures will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

We have the option to convert the debentures to interest-bearing debentures upon a tax event

   We have the option to convert the debentures to interest-bearing debentures on a tax event. From and after the date a tax event occurs, we may elect to pay interest at 3.5% per year on the debentures instead of accruing original issue discount. The principal amount, which will be restated, will be calculated by adding the issue price and the original issue discount which had accrued up until the date on which we exercise the option. This restated principal amount will be the amount due at maturity. If we elect this option, interest will be based on a 360-day year comprised of twelve 30-day months. Interest will accrue from the option exercise date and will be payable semiannually on June 23 to holders of record on the immediately preceding June 8 and on December 23 to holders of record on the immediately preceding December 8.

   A tax event occurs when we receive an opinion from an experienced independent tax counsel stating that, as a result of either:

  . any amendment, change or announced prospective change in the laws or regulations of the United States or any of its political subdivisions or taxing authorities of the United States or

  . any amendment, change, interpretation or application of the laws or regulations by any legislative body, court, government agency or regulatory authority there is more than an insubstantial risk that interest, including original issue discount, payable on the debentures either

  .  would not be deductible on a current accrual basis, or

  .  would not be deductible under any other method,

in whole or in part, by us for United States federal income tax purposes.

You have the right to require us to repurchase the debentures upon a change of control

   If we undergo a change in control, you will have the option to require us to purchase your debentures 35 business days after the change in control. We will pay a purchase price equal to the issue price plus accrued original issue discount through the purchase date or, if applicable, the restated principal amount plus accrued and unpaid interest to the date of purchase. You may require us to purchase all or any part of the debentures so long as the principal amount at maturity of the debentures being purchased is an integral multiple of $1,000.

   A change in control occurs in the following situations:

  . any person or group after the first issuance of debentures becomes the beneficial owner of our voting stock representing more than 50% of the total voting power of all of our classes of voting stock entitled to vote generally in the election of the members of our board of directors; or

  . we consolidate with or merge into another person (other than a Subsidiary); we sell, convey, transfer or lease our properties and assets substantially as an entirety to a person (other than a Subsidiary); or any person (other than a Subsidiary) consolidates with or merges with or into our company, and our outstanding common stock is reclassified into, exchanged for or converted into the right to receive any other property or security, provided that none of these circumstances will be a change in control if the persons that beneficially own our voting stock immediately prior to a transaction beneficially own, in substantially the same proportion, shares with a majority of the total voting power of all outstanding voting securities of the surviving or transferee person that are entitled to vote generally in the election of that person's board of directors;

unless, in each case, at least 50% of the consideration, other than cash payments for fractional shares, in the transaction or transactions constituting the change in control, consists of shares of voting common stock of the person that are, or upon issuance will be, traded on a national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

   You must deliver a written notice to the paying agent prior to the close of business on the business day prior to the date on which the debentures are to be purchased to exercise the repurchase right upon a change in control. This notice must specify the debentures submitted for repurchase. You may withdraw the notice by delivering a written notice of withdrawal to the paying agent before the same date.

   Within 15 business days after a change in control, we will publish and mail to the trustee and to each holder of the debentures a written notice of the change in control which specifies the terms and conditions and the procedures required for exercise of a holder's right to require us to purchase your debentures.

   If we had previously exercised our option to pay interest instead of accruing original issue discount on the debentures following a tax event, we will purchase the debentures at a cash price equal to the restated principal amount plus accrued and unpaid interest that had accrued from the date we exercised our option. See "--We have the option to convert the debentures to interest-bearing debentures upon a tax event."

Restrictions on our activities

   Other than the change of control repurchase obligation and restrictions on liens and sale/leaseback transactions described below, the Indenture and the debentures do not contain any covenants or other provisions designed to protect holders of the debentures in the event of a highly leveraged transaction. Other than the change of control repurchase obligation, the Indenture and the debentures also do not contain provisions that give holders of the debentures the right to require us to repurchase their securities in the event of a decline in our credit rating resulting from a takeover, recapitalization or similar restructuring or otherwise.

   We have agreed to two principal restrictions on our activities for the benefit of holders of the debentures. We have used in this summary description capitalized terms that we have defined below under "--Glossary." In this description of the covenants only, all references to us mean Global Marine Inc. and its Subsidiaries, unless the context clearly indicates otherwise.

 Limitation on liens

   We have agreed that we will issue, assume or guarantee Indebtedness for borrowed money secured by a lien upon a Principal Property or shares of stock or indebtedness of any of our Subsidiaries that owns or leases a Principal Property only if we secure the debentures and any other debt securities issued under the base indenture equally and ratably with or prior to the Indebtedness secured by that lien. If we so secure the debentures, we have the option to secure any of our other Indebtedness or obligations equally and ratably with or prior to the Indebtedness secured by the lien and, accordingly, equally and ratably with the debentures. This covenant has exceptions that permit:

  (a) liens existing on the date of original issuance of the debentures

  (b) liens on the property, assets, stock, equity or debt of any entity existing at the time we acquire that entity or its property or at the time the entity becomes a Subsidiary

  (c) intercompany liens in favor of us

  (d) liens in favor of governmental bodies to secure progress or advance payments

  (e) liens securing industrial revenue or pollution control bonds

  (f) liens on assets either:

    .  existing at the time we acquire the assets

    . securing all or part of the cost of acquiring, constructing, improving, developing or expanding the assets or

    . securing Indebtedness to finance the purchase price of the assets or the cost of constructing, improving, developing or expanding the assets that was incurred before, at or within 24 months after the acquisition or completion of the assets or their commencing commercial operation

  (g) statutory or other liens arising in the ordinary course of our business and relating to amounts that are not yet delinquent or that we are contesting in good faith

  (h) liens on current assets securing Indebtedness

  (i) liens on stock, partnership or other equity interests in any Joint Venture or any Subsidiary that owns an equity interest in a Joint Venture to secure Indebtedness contributed or advanced solely to that Joint Venture

  (j) any extensions, substitutions, replacements or renewals of the above-described liens.

   In addition, without securing the debentures as described above, we may issue, assume or guarantee Indebtedness that this covenant would otherwise restrict in a total principal amount that, when added to all of our other outstanding Indebtedness that this covenant would otherwise restrict and the total amount of Attributable Indebtedness outstanding for Sale/Leaseback Transactions, does not exceed a "basket" equal to 15% of Consolidated Net Tangible Assets. When calculating this total principal amount, we exclude from the calculation Attributable Indebtedness from Sale/Leaseback Transactions in connection with which we have voluntarily retired debt securities issued under the base indenture, Indebtedness of equal rank or Funded Indebtedness as described in clause (c) below under "Limitation on sale/leaseback transactions."

 Limitation on sale/leaseback transactions

   We have agreed that we will enter into a Sale/Leaseback Transaction only if at least one of the following applies:

  (a) we could incur Indebtedness in a principal amount equal to the Attributable Indebtedness for that Sale/Leaseback Transaction and, without violating the "Limitation on liens" covenant, could secure that Indebtedness by a lien on the property to be leased without equally and ratably securing the debentures

  (b) within the period beginning nine months before the closing of the Sale/Leaseback Transaction and ending nine months after the closing, we have expended, for property used or to be used in the ordinary course of our business, an amount equal to all or a portion of the net proceeds of the transaction and elected to designate that amount as a credit against that transaction (with any amount not so designated to be applied as set forth in (c) below or as otherwise permitted)

  (c) during the nine-month period after the effective date of the Sale/Leaseback Transaction, Global Marine Inc. shall have applied to either

    . the voluntary defeasance or retirement of any debt securities issued under the base indenture or of Indebtedness of equal rank or any Funded Indebtedness, or

    .  the acquisition of one or more Principal Properties

  an amount equal to the net proceeds of the sale or transfer of the property leased in the Sale/Leaseback Transaction (or, if greater, the fair value of that property at the time of the Sale/Leaseback Transaction as determined by our board of directors, adjusted to reflect the remaining term of the lease and any amount expended as set forth in clause (b) above), less an amount equal to the sum of the principal amount of debt securities issued under the indenture, Indebtedness of equal rank and Funded Indebtedness voluntarily defeased or retired, plus any amount expended to acquire any Principal Properties at fair value, within such nine-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by us during such period.

 Glossary

   "Attributable Indebtedness" means the present value of the rental payments during the remaining term of the lease included in the Sale/Leaseback Transaction. To determine that present value, we use a discount rate equal to the lease rate of the Sale/Leaseback Transaction. For these purposes, rental payments do not include any amounts we are required to pay for taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights. In the case of any lease that we may terminate by paying a penalty, if the net amount would be reduced if we terminated the lease on the first date that it could be terminated, then this lower net amount will be used.

   "Consolidated Net Tangible Assets" means the total amount of assets (after deducting applicable reserves and other properly deductible items) less

  . all current liabilities (excluding liabilities that are extendable or renewable at our option to a date more than 12 months after the date of calculation and excluding current maturities of long-term indebtedness) and

  . all goodwill, trade names, trademarks, patents, unamortized indebtedness discount and expense and other like intangible assets

   We will calculate our Consolidated Net Tangible Assets based on our most recent quarterly balance sheet.

   "Funded Indebtedness" means all Indebtedness that matures on or is renewable to a date more than one year after the date the Indebtedness is incurred.

   "Indebtedness" means:

  .  all indebtedness for borrowed money (whether full or limited recourse)

  . all obligations evidenced by bonds, debentures, notes or other similar instruments

  . all obligations under letters of credit or other similar instruments, other than standby letters of credit, performance bonds and other obligations issued in the ordinary course of business, to the extent not drawn or, to the extent drawn, if such drawing is reimbursed not later than the third business day following demand for reimbursement

  . all obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business

  .  all capitalized lease obligations

  . all Indebtedness of others secured by a lien on any asset of the person in question (provided that if the obligations so secured have not been assumed in full or are not otherwise fully the person's legal liability, then such obligations may be reduced to the value of the asset or the liability of the person)

  . all Indebtedness of others (other than endorsements in the ordinary course of business) guaranteed by the person in question to the extent of such guarantee

   "Joint Venture" means:

  . with respect to properties located in the United States, any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by Global Marine Inc. and/or one or more Subsidiaries

  . with respect to properties located outside the United States, any partnership, corporation or other entity, in which up to and including 60% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by Global Marine Inc. and/or one or more Subsidiaries

   A Joint Venture shall not be a Subsidiary.

   "Principal Property" means any drilling rig or drillship, or integral portion thereof, owned or leased by us and used for drilling offshore oil and gas wells, which, in the opinion of our board of directors, is of material importance to the business of Global Marine Inc. and its Subsidiaries taken as a whole, but no such drilling rig or drillship, or portion thereof, shall be deemed of material importance if its net book value (after deducting accumulated depreciation) is less than 2% of Consolidated Net Tangible Assets.

   "Sale/Leaseback Transaction" means any arrangement with anyone under which we lease any Principal Property that we have or will sell or transfer to that person. This term excludes the following:

  .  temporary leases for a term of not more than five years

  . intercompany leases between us and one of our Subsidiaries or between two or more of our Subsidiaries

  . leases of a Principal Property executed by the time of or within 12 months after the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property

  . arrangements under any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954

   "Subsidiary" means a corporation in which, either directly or indirectly,
(i) we own, (ii) one or more other Subsidiaries own or (iii) we and one or more other Subsidiaries own more than 50% of the outstanding voting stock of that corporation. For purposes of this definition, "voting stock" means stock that ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. A Joint Venture shall not be a Subsidiary.

Effect if we merge, consolidate or sell our assets

   The Indenture generally permits a consolidation or merger between us and another entity. It also permits the sale by us of all or substantially all of our assets. We have agreed, however, that we will consolidate with or merge into any entity, or transfer or dispose of all or substantially all of our assets to any entity, only if:

  .  we are the continuing corporation or

  . if we are not the continuing corporation, the resulting entity is organized and existing under the laws of any United States jurisdiction and assumes the due and punctual payments on the debentures and on the performance of our covenants and obligations under the Indenture and the debentures and provides for conversion rights in accordance with applicable provisions of the Indenture and in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction.

Circumstances when we are in default

   The following are events of default with respect to the debentures:

  . our failure to pay any interest on the debentures for 30 days (after any conversion of the debentures to interest-bearing debentures following a tax event)

  . our failure to pay principal of the debentures at maturity (or, if the debentures have been converted to interest-bearing debentures following a tax event, the restated principal amount), issue price, accrued original discount, redemption price, repurchase price or change in control price, when the same becomes due and payable

  . our failure to comply with any of our covenants or agreements in the debentures or the Indenture (other than an agreement or covenant that we have included in the Indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all outstanding debt securities affected by that failure

  . certain events involving bankruptcy, insolvency or reorganization of Global Marine Inc.

   A default under one series of debt securities issued under the base indenture will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debentures of any default or event of default (except in any payment on the debentures) if the trustee considers it in the interest of the holders of the debentures to do so.

   If an event of default for the debentures occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the debentures (or, in some cases, 25% in principal amount of all debt securities under the base indenture affected, voting as one class) may declare the issue price plus accrued original issue discount on the debentures to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the issue price plus accrued original issue discount on the debentures will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding debentures (or of all debt securities under the base indenture affected, voting as one class) may in some cases rescind this accelerated payment requirement. If we exercise our option to pay interest instead of accruing original issue discount on the debentures following a tax event, the declaration of acceleration referred to above will make the restated principal amount plus accrued and unpaid interest immediately payable.

   A holder of debentures may pursue any remedy under the Indenture only if:

  . the holder gives the trustee written notice of a continuing event of default for the debentures

  . the holders of at least 25% in principal amount of the outstanding debentures make a written request to the trustee to pursue the remedy

  . the holder offers to the trustee indemnity reasonably satisfactory to the trustee

  . the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity, and

  . during that 60-day period, the holders of a majority in principal amount of the debentures do not give the trustee a direction inconsistent with the request

   This provision does not, however, affect the right of a holder of debentures to sue for enforcement of any overdue payment.

   In most cases, holders of a majority in principal amount of the outstanding debentures (or of all debt securities affected, voting as one class) may direct the time, method and place of

  .  conducting any proceeding for any remedy available to the trustee

  . exercising any trust or power conferred on the trustee not relating to or arising under an event of default

   The base indenture requires us to file with the trustee each year a written statement as to our compliance with the covenants contained in the indenture.

Effect of modification and waiver of the indenture

   We may amend or supplement the indenture if the holders of a majority in principal amount of the outstanding debt securities of all series affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debenture, however, no modification may:

  . reduce the amount of debentures whose holders must consent to an amendment, supplement or waiver

  . reduce the rate of or change the time for payment of interest on the debenture

  .  reduce the principal of the debenture or change its stated maturity

  . reduce any premium payable on the redemption of the debenture or change the time at which the debenture may or must be redeemed

  .  change any obligation to pay additional amounts on the debenture

  . make payments on the debenture payable in currency other than as originally stated in the debenture

  . impair the holder's right to institute suit for the enforcement of any payment on the debenture

  . make any change in the percentage of principal amount of debentures necessary to waive compliance with certain provisions of the indenture or to make any change in this provision for modification

  . waive a continuing default or event of default regarding any payment on the debentures

  . adversely affect the conversion or repurchase provisions in the Indenture

   We may amend or supplement the Indenture or waive any provision of it without the consent of any holders of debentures in certain circumstances, including

  .  to cure any ambiguity, omission, defect or inconsistency

  . to provide for the assumption of our obligations under the Indenture by a successor upon any merger, consolidation or asset transfer

  . to provide for uncertificated debentures in addition to or in place of certificated debentures or to provide for bearer debentures

  .  to provide any security for or guarantees of the debentures

  . to comply with any requirement to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939

  . to add covenants that would benefit the holders of debentures or to surrender any rights we have under the Indenture

  .  to add events of default with respect to the debentures

  . to make any change that does not adversely affect any outstanding debentures of any series in any material respect

   The holders of a majority in principal amount of the outstanding debentures (or of all debt securities affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debenture or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Effect of a discharge of our obligations under the indenture

   When we use the term defeasance, we mean discharge from some or all of our obligations under the Indenture. If we deposit with the trustee funds or government securities sufficient to make payments on the debentures on the dates those payments are due and payable, then, at our option, either of the following will occur:

  . we will be discharged from our obligations with respect to the debentures ("legal defeasance") or

  . we will no longer have any obligation to comply with the restrictive covenants under the Indenture, and the related events of default will no longer apply to us ("covenant defeasance")

   If we defease the debentures, the holders of the debentures will not be entitled to the benefits of the Indenture, except for our obligations to register the transfer or exchange of debentures, replace stolen, lost or mutilated debentures or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debentures will also survive.

   We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debentures to recognize income, gain nor loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Governing law

   New York law will govern the Indenture and the debentures.

The trustee

   If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the Indenture at the request of any of the holders of any debentures only after those holders have offered the trustee indemnity reasonably satisfactory to it.

   If the trustee becomes one of our creditors, it will be subject to limitations in the Indenture on its rights to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign.

Form, exchange, registration and transfer of the debentures

   The debentures were issued in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debentures. We may, however, require the payment of any tax or other governmental charge payable for that registration.

   Debentures are exchangeable for other debentures, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the Indenture. Holders may present debentures for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

   We have appointed the trustee as security registrar for the debentures. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the debentures.

   In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any debenture either:

  . during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice

  . if the debentures have been called for redemption in whole or in part, except the unredeemed portion of any debenture being redeemed in part

Payment and paying agents

   Payments on the debentures will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global debentures, by wire transfer. We will make interest payments to the person in whose name the debenture is registered at the close of business on the record date for the interest payment.

   The trustee is designated as our paying agent for payments on debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

   Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debentures that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Book-entry system

   The debentures are represented by one or more Global Securities (each a "Global Security"). Each Global Security was deposited with, or on behalf of, The Depository Trust Company ("DTC") and is registered in the name of a nominee of DTC. Except under circumstances described below, the debentures will not be issued in definitive form.

   Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security is shown on, and the transfer of that ownership may be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

   So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by that Global Security for all purposes under the senior indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debentures represented by that Global Security registered in their names, will not receive or be entitled to receive physical delivery of debentures in definitive form and will not be considered the owners or holders thereof under the senior indenture. Principal and interest payments, if any, on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant Global Security. Neither we, the trustee, any paying agent or the registrar for the debentures will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

   We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a Global Security held through such participants are governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and are the responsibility of such participants.

   If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue debentures in definitive form in exchange for the entire Global Security for the debentures. In addition, we may at any time and in our sole discretion determine not to have debentures represented by a Global Security and, in such event, will issue debentures in definitive form in exchange for the entire Global Security relating to such debentures. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of debentures represented by such Global Security equal in principal amount to such beneficial interest and to have such debentures registered in its name. Debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

Registration rights of selling securityholders

   This prospectus is part of a shelf registration statement filed under the terms of a registration rights agreement between us and Credit Suisse First Boston Corporation, the initial purchaser of the debentures.

                          DESCRIPTION OF CAPITAL STOCK

General

   Our authorized capital stock consists of

  .  300,000,000 shares of common stock

  .  10,000,000 shares of preferred stock, issuable in series

   As of August 31, 2000, there were 175,675,130 shares of common stock issued and outstanding. As of the date of this prospectus, there are no shares of preferred stock issued or outstanding. Holders of our capital stock are not entitled to preemptive rights to purchase or subscribe for shares of any class or any other securities unless our board of directors so states.

   We have summarized selected provisions of our capital stock in this section. This summary is not complete. You should read the provisions of our restated certificate of incorporation, as amended, and our by-laws currently in effect for provisions that may be important to you.

Common stock

   All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we may issue in connection with the debentures will be fully paid and nonassessable.

   Holders of common stock would share equally in the distribution of dividends, if and when declared by our board of directors. The payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock. The common stock has no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of a sinking fund.

   If we liquidate or dissolve our business, the holders of common stock will share ratably in all assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions.

Preferred stock

   Our board of directors is allowed, without action by stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors will determine the rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of a series of the preferred stock.

Voting rights

   Holders of common stock are entitled to one vote per share on matters submitted to them, except where otherwise provided by law or in our restated certificate of incorporation, as amended. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting us. Holders of preferred stock shall have one vote per share on all matters on which they are entitled to vote.

   Some business transactions, as defined in our restated certificate of incorporation, as amended, require more than a simple majority vote. These business transactions are discussed under "Business transactions requiring more than a majority vote" below.

Classification of board of directors; cumulative voting

   Our board of directors is divided into three classes, as nearly equal in number as possible, serving staggered three-year terms and until their successors are elected and qualified. The term of a member of our board of directors may be shortened by death, resignation, or removal from office.

   Classification of our board of directors could:

  . make it more difficult for a substantial stockholder to rapidly change control of our company

  .  entrench management

  . make it more difficult to effect a merger or similar transaction even if the transaction is favored by a majority of independent stockholders

  . discourage actions to acquire control of us by extending the time needed to effect a change in control of the board of directors because only a minority of the directors are elected at each annual meeting

   When electing directors, each stockholder entitled to vote has the number of votes equal to the number of votes the shares are entitled to (without regard to the provision for cumulative voting) multiplied by the number of directors to be elected. Holders entitled to vote may cast all their votes for a single director or may distribute them among the number to be voted for or any two or more of them.

Business transactions requiring more than a majority vote

   Holders of at least 75% of the voting power of the then outstanding shares of our capital stock who are eligible to vote generally in the election of directors (as of the date of this prospectus, holders of common stock) are required to approve some types of business transactions between Global Marine and an "interested stockholder" (as that term is defined in our charter) or its affiliate, including:

  .  any merger or consolidation of Global Marine or any of our subsidiaries

  . any sale, lease, exchange, mortgage, pledge, transfer or other disposition of any of our assets with a fair market value of $10 million or more

  . the issuance or transfer by us or any subsidiary of any of our securities or any subsidiary in exchange for consideration of $10 million or more, with certain exceptions

   The same level of stockholder approval is also required for:

  . the adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of an interested stockholder or its affiliate

  . any reclassification of securities or our recapitalization which has the effect of increasing the proportionate share of our outstanding shares of any class or series of equity securities or any subsidiary which is directly or indirectly beneficially owned by any interested stockholder or its affiliate

   The super-majority requirement described above could cause the following:

  .  a delay, deferral or prevention of a change in control of our company

  .  entrench management

  . make it more difficult to effect a business transaction even if such transaction is favored by a majority of the independent stockholders

   The disinterested directors, as defined in our restated certificate of incorporation, may waive the provisions described above by special vote approving the business transaction. These provisions may also be waived if specific fair price, nature of consideration and procedural requirements are met. However, a business transaction duly approved by the disinterested directors need not meet any minimum price, nature of consideration or procedural requirements.

Limitation on director's liability

   Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors' duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by this law. Specifically, our directors will not be personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

  . for any breach of their duty of loyalty to Global Marine or our stockholders

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law

  . under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions

  . for any transaction from which the director derived an improper personal benefit

   This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted our stockholders.

Delaware anti-takeover statute

   We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (generally a person owning 15% or more of our outstanding voting stock) from engaging in a broad range of "business combinations" (as defined in
Section 203) with us for three years following the time that person becomes a 15% stockholder unless either:

  . before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination

  . upon completion of the transaction that resulted in the stockholder's becoming a 15% stockholder, the stockholder owned at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or

  . after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholder meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder

   Under Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if that extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, or the successors of these directors.

Potential restrictions on sales of capital stock to non-U.S. citizens

   The Secretary of Transportation, acting through the United States Maritime Administration, is required to approve the sale of interests in and control of United States flag vessels owned by United States citizens to non-citizens. This approval right for the transfer of United States flag vessels would be triggered if non-U.S. citizens hold a majority of our outstanding stock. A transfer made without approval of the United States Maritime Administration, where required, would be void and the United States has the power to seek forfeiture of our rigs, civil penalties (including fines) and enforcement of certain criminal penalties.

Transfer agent and registrar

   The transfer agent and registrar for the common stock is Computershare Investor Services LLC, Chicago, Illinois.

                            SELLING SECURITY HOLDERS

   We originally issued the debentures in a private placement. The debentures were resold by the initial purchaser to qualified institutional buyers within the meaning of Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S, in each case in transactions exempt from registration under the Securities Act. The debentures and the underlying common stock that may be offered under this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees or donees or their successors. The following table sets forth certain information concerning the principal amount at maturity of debentures beneficially owned by each selling securityholder and the number of shares of underlying common stock that may be offered from time to time pursuant to this prospectus.

   The number of shares of common stock shown in the table below assumes conversion of the full amount of debentures held by such holder at the initial conversion rate of 12.2182 shares per $1,000 principal amount at maturity of debentures. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the debentures. Cash will be paid instead of fractional shares, if any.

                              Principal Amount
                          at Maturity of Debentures Percentage of Number of Shares Percentage of
                           Beneficially Owned That   Debentures   of Common Stock   Common Stock
          Name                   May Be Sold         Outstanding  That May Be Sold Outstanding(1)
          ----            ------------------------- ------------- ---------------- --------------
Argent Convertible
 Arbitrage Fund Ltd.....         $10,000,000             1.67%         122,182             *
Aristeia International,
 Ltd....................           9,760,000             1.63%         119,249             *
Aristeia Trading, L.P...           6,240,000             1.04%          76,241             *
Bank Austria Cayman
 Island, Ltd............           6,400,000             1.07%          78,196             *
Bear, Stearns & Co.
 Inc....................          16,375,000             2.73%         200,073             *
Black Diamond Offshore,
 Ltd....................           2,158,000                *           26,366             *
  Chrysler Corporation
    Master Retirement
 Trust..................           1,500,000                *           18,327             *
Deephaven Domestic
 Convertible Trading
 Ltd....................          20,000,000             3.33%         244,364             *
Delta Airlines Master
 Trust (c/o Oaktree
 Capital
 Management LLC)........             535,000                *            6,536             *
Double Black Diamond
 Offshore, LDC..........           7,453,000             1.24%          91,062             *
General Motors Welfare
 Benefit Trust
 (ST-Veba)..............           5,000,000                *           61,091             *
Goldman, Sachs and
 Company................           4,750,000                *           58,036             *
Granville Capital
 Corporation(2).........          18,000,000             3.00%         219,927             *
Highbridge International
 LLC....................          51,000,000             8.50%         623,128             *
Kentfield Trading Ltd...          13,300,000             2.22%         162,502             *
Lydian Overseas Partners
 Master Fund............          41,000,000             6.83%         500,946             *
Motion Picture Industry
 Health Plan--Active
 Member Trust...........           1,500,000                *           18,327             *
Motion Picture Industry
 Health Plan--Retiree
 Member Fund............              85,000                *            1,038             *
OCM Convertible Trust...             625,000                *            7,636             *
Onyx Fund Holdings,
 LDC....................          30,000,000             5.00%         366,546             *
OZ Master Fund, Ltd.....          30,000,000             5.00%         366,546             *
Partner Reinsurance
 Company Ltd............             300,000                *            3,665             *
Peoples Benefit Life
 Insurance Company
 (Teamsters Separate
 Account)...............          10,000,000             1.67%         122,182             *
Peoples Benefit Life
 Insurance Company......          10,000,000             1.67%         122,182             *
Ramius Capital Group
 Holdings, Ltd..........           1,600,000                *           19,549             *
Spear, Leeds & Kellogg..           4,000,000                *           48,872             *
State Employees
 Retirement Fund of the
 State of Delaware......             760,000                *            9,285             *
State of Connecticut
 Combined Investment
 Fund...................           1,680,000                *           20,526             *
UBS O'Connor LLC........          78,500,000            13.01%         959,128             *
Vanguard Convertible
 Securities Fund, Inc...           1,840,000                *           22,481             *
White River Securities
 L.L.C..................          16,375,000             2.73%         200,073             *
Worldwide Transactions,
 Ltd....................             389,000                *            4,752             *
Any other holder of
 debentures or future
 transferee from any
 such holder(3)(4)......         198,875,000            33.15%       2,429,894          1.36%

--------
 * Less than 1%.
(1) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 175,675,130 shares of common stock outstanding as of August 31, 2000. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's debentures. However, we did not assume the conversion of any other holder's debentures.
(2) As reflected in a Schedule 13G filed with the SEC on March 6, 1998 by Soros Fund Management LLC, as amended, during the past three years, Stanley F. Druckenmiller, previously Lead Portfolio Manager of Soros Fund Management, may have been deemed the beneficial owner of 5.24% of our outstanding common stock. Soros Fund Management is the principal investment manager to Quantum Partners LDC (for whose account shares of our common stock have also been held), an affiliate of Granville Capital Corporation. This disclosure is qualified in its entirety by reference to the Schedule 13G filed March 6, 1998, and all other Exchange Act filings of Soros Fund Management.
(3) Information concerning other selling holders of debentures or underlying common stock will be set forth in prospectus supplements from time to time, if required.
(4) Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

   The preceding table has been prepared based upon the information furnished to us by the selling securityholders named above.

   The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their debentures since the date on which the information in the preceding table is presented in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the debentures or underlying common stock that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their debentures or underlying common stock pursuant to the offering contemplated by this prospectus. See "Plan of Distribution."

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following is a summary of the material U.S. federal income tax considerations to U.S. holders (as described below) and the material U.S. federal income and estate tax considerations to non-U.S. holders (as described below) relating to the purchase, ownership and disposition of the debentures or shares of common stock. This discussion is limited to holders who hold debentures and any shares of common stock into which the debentures are converted as capital assets.

   This discussion does not contain a complete analysis of all the potential tax considerations relating to the purchase, ownership and disposition of the debentures or shares of common stock. In particular, this discussion does not address all tax considerations that may be important to you in light of your particular circumstances (such as the alternative minimum tax provisions) or under certain special rules. Special rules may apply, for instance, to banks, tax-exempt organizations, dealers in securities, persons who hold debentures or shares of common stock as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. In addition, the discussion does not apply to holders of debentures or shares of common stock that are partnerships. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

   This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. We cannot assure you that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the debentures or shares of common stock.

   PLEASE CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE DEBENTURES AND SHARES OF COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

U.S. holders

   You are a U.S. holder for purposes of this discussion if you are a holder of a debenture or common stock that is, for U.S. federal income tax purposes:

  .  a citizen or resident of the United States;

  . a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; or

  . an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

   Original Issue Discount on the Debentures. The debentures were originally issued at a substantial discount from their principal amount. For U.S. federal income tax purposes, the excess of the principal amount of each debenture over its issue price constitutes original issue discount ("OID"). The issue price of the debentures was $499.60 per $1,000 principal amount. You will be required to include OID in income as it accrues, in accordance with a constant yield method, before receipt of the cash or other payment attributable to such income, regardless of your regular method of accounting for U.S. federal income tax purposes. Under these rules, you will have to include in gross income increasingly greater amounts of OID in each successive accrual period. Your original tax basis for determining gain or loss on the sale or other disposition of a debenture will be increased by any accrued OID included in your gross income.

   Market Discount. Any principal payment or gain you realize on disposition or retirement of a debenture generally will be treated as ordinary income to the extent that there is accrued market discount on the debenture. The total amount of market discount on a debenture will equal the excess of the "revised issue price" of the debenture (generally, the sum of the issue price of the debenture and the aggregate amount of accrued OID on the debenture) over your initial tax basis in the debenture. To the extent you exchange or convert a debenture into common stock in a transaction that is otherwise tax free, any accrued market discount on the debenture will carry over and generally be recognized upon a disposition of the common stock. Unless you irrevocably elect to accrue market discount under a constant interest method, accrued market discount on a debenture is the total market discount on the debenture multiplied by a fraction, the numerator of which is the number of days you have held the debenture and the denominator of which is the number of days from the date you acquired the debenture until its maturity. You may be required to defer a portion of any interest deductions for a taxable year attributable to any indebtedness incurred or continued to purchase or carry a debenture purchased with market discount. Any such deferred interest expense would not exceed the market discount that accrues during the taxable year and is, in general, allowed as a deduction not later than the year in which such market discount is includable in income. If you elect to include market discount in income currently as it accrues on all market discount instruments you acquire in a particular taxable year and thereafter, (i) the interest deferral described above will not apply and (ii) market discount will not carry over into common stock as described above. Any such election is terminable only with the consent of the IRS and applies to all market discount bonds acquired during or after the year for which it is made. In some cases gain on a disposition of market discount property which would otherwise qualify for nonrecognition, such as a gift, will be includable in income to the extent of accrued market discount.

   Acquisition Premium. You will be considered to have acquisition premium on a debenture to the extent your initial tax basis in the debenture is greater than the "adjusted issue price" of the debenture (generally, the sum of the issue price of the debenture and the aggregate amount of accrued OID on the debenture) but less than the principal amount of the debenture. Any acquisition premium will reduce the amount of OID received on the debenture that you are required to include in income.

   Sale, Exchange or Retirement of the Debentures. Except as described below, upon the sale, exchange or retirement of a debenture, you will recognize gain or loss equal to the difference between the sale or redemption proceeds and your adjusted tax basis in the debenture. Your adjusted tax basis in a debenture will generally equal your cost of the debenture increased by any OID and market discount previously included in income with respect to such debenture. Except to the extent of any accrued market discount not previously included in income, gain or loss realized on the sale, exchange or retirement of a debenture will generally be capital gain or loss and will be long-term capital gain or loss if the debenture is held for more than one year. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals) and losses (the deductibility of which is subject to limitations). Our election to pay interest on the debentures instead of accruing OID will not constitute a taxable exchange of the debentures to the holders, although the timing of income recognition could be affected.

   Conversion of Debentures. The conversion of a debenture into shares of common stock will generally not be a taxable event, except with respect to cash received in lieu of a fractional share. Your basis in the shares received on conversion of a debenture will be the same as your basis in the debenture at the time of conversion (exclusive of any tax basis allocable to a fractional share), and your holding period for the shares received on conversion should include the holding period of the debenture converted, except that the holding period of shares attributable to OID may commence on the day following the date of conversion. The receipt of cash in lieu of a fractional share should generally result in capital gain or loss (except to the extent of any accrued market discount allocable to such fractional share) measured by the difference between the cash received for the fractional share interest and your tax basis in the fractional share interest.

   Exercise of Repurchase Right. If you require us to repurchase a debenture on a repurchase date and if we issue shares of common stock in full satisfaction of the purchase price, the exchange of a debenture for shares of common stock will be treated the same as a conversion. If you require us to repurchase a debenture on a repurchase date and if we deliver a combination of cash and shares of common stock in payment of the purchase price, then, in general, (1) you will recognize gain (but not loss) to the extent that the cash and the value of the shares exceeds your adjusted tax basis in the debenture, but in no event will the amount of recognized gain exceed the amount of cash received,
(2) your basis in the shares received will be the same as your basis in the debenture repurchased by us (exclusive of any basis allocable to a fractional share), decreased by the amount of cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized by you (other than gain with respect to a fractional share), and (3) the holding period of the shares received in the exchange will include the holding period for the debenture which was repurchased, except that the holding period of shares attributable to OID may commence on the day following the date of conversion.

   Adjustment of Conversion Rate. If at any time we make a distribution of property to stockholders that would be taxable to such stockholders as a dividend for U.S. federal income tax purposes (for example, distributions of evidences of indebtedness or assets of ours, but generally not stock dividends or rights to subscribe for common stock) and if, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to you. If the conversion rate is increased at the discretion of us or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to you.

   Ownership and Disposition of Shares of Common Stock. Distributions, if any, paid on shares of common stock generally will be includable in your income as ordinary income to the extent made from our current or accumulated earnings and profits. Upon the sale, exchange or other disposition of shares of common stock, you generally will recognize capital gain or capital loss (except to the extent of ordinary income in respect of any accrued market discount that has been carried over to the common stock) equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in such shares. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

Non-U.S. holders

   You are a Non-U.S. holder for purposes of this discussion if you are a holder of a debenture or common stock that is not a U.S. holder, as described above.

   Withholding Tax on Payments of Principal and Original Issue Discount on Debentures. The payment of principal (including any OID included therein) on a debenture by us or any paying agent of ours to you will not be subject to U.S. federal withholding tax, provided that in the case of a payment in respect of
OID:

  . you do not actually or constructively own 10% or more of the total combined voting power of all classes of our shares;

  . you are not a controlled foreign corporation that is related to us within the meaning of the Code; and

  . either (A) the beneficial owner of the debenture certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on U.S. Treasury Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the debenture, certifies under penalties of perjury that such a Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

   Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to OID on a debenture if such OID is effectively connected with a U.S. trade or business of yours. Effectively connected OID received by a Non-U.S. holder that is a foreign corporation may also be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments. Such effectively connected OID will not be subject to withholding tax if the holder delivers the appropriate form (currently IRS Form 4224 and, beginning January 1, 2001, a Form W-8ECI) to the payor.

   Dividends. Dividends, if any, paid on shares of our common stock to you generally will be subject to a 30% U.S. federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. Currently, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, we will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under Treasury regulations effective for payments after December 31, 2000, holders will be required to satisfy certain certification requirements to claim treaty benefits. Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder on dividends that are effectively connected with your conduct of a trade or business in the United States. If you are a foreign corporation, you may also be subject to a U.S. branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to certain adjustments.

   Gain on Disposition of the Debentures and Shares of Common Stock. You generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a debenture, including the exchange of a debenture for shares of common stock, or the sale or exchange of shares of common stock unless:

  . you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a "tax home" in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to an office or other fixed place of business in the United States;

  . in the case of an amount that is attributable to OID, you do not meet the conditions for exemption from U.S. federal withholding tax, as described in "Withholding Tax on Payments of Principal and Original Issue Discount on Debentures," above;

  . the gain is effectively connected with your conduct of a United States trade or business; or

  . we are a U.S. real property holding corporation under the "FIRPTA" rules adopted in 1980.

   Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future. If we nevertheless did become a U.S. real property holding corporation then, among other circumstances, an exemption would generally apply to a Non-U.S. holder who at no time actually or constructively owned (1) more than 5% of the outstanding debentures, (2) debentures having a fair market value greater than the fair market value of 5% of our outstanding common stock or (3) more than 5% of our outstanding common stock, assuming our common stock is at all times regularly traded on an established securities market, as prescribed by regulations.

   U.S. Federal Estate Tax. A debenture held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such debenture would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup withholding and information reporting

   U.S. Holders. Payments of interest or dividends made by us on, or the proceeds of the sale or other disposition of, the debentures or shares of common stock may be subject to information reporting and U.S. federal backup withholding tax at the rate of 31% if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

   Non-U.S. Holders. We must report annually to the IRS and to each Non-U.S. holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides.

   Under current Treasury regulations, backup withholding and information reporting will not apply to payments of principal, including cash payments in respect of OID, on the debentures to a Non-U.S. holder if the Non-U.S. holder certifies as to its Non-U.S. holder status under penalties of perjury or otherwise establishes an exemption (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds of the disposition of debentures or shares of common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. holder of debentures or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding or information reporting. However, if such broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person, 50% or more of whose gross income from all sources for certain periods is effectively connected with a U.S. trade or business, or, in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder's Non-U.S. status and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption. Any amount withheld under the backup withholding rules is allowable as a credit against the Non-U.S. holder's U.S. federal income tax, provided that the required information is provided to the IRS.

                              PLAN OF DISTRIBUTION

   We will not receive any of the proceeds of the sale of the debentures and the underlying common stock offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the debentures or underlying common stock will be the purchase price of the debentures or underlying common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of debentures or common stock to be made directly or through agents.

   The debentures and the underlying common stock may be sold from time to time to purchasers

  . directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, or

  . through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the debentures and the underlying common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

   The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the debentures and the underlying common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the debentures and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

   If the debentures and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

   The debentures and the underlying common stock may be sold in one or more transactions at:

  .  fixed prices

  .  prevailing market prices at the time of sale

  .  prices related to such prevailing market prices

  .  varying prices determined at the time of sale

  .  negotiated prices

   These sales may be effected in transactions

  . on any national securities exchange or quotation service on which the debentures and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock

  .  in the over-the-counter market

  . in transactions otherwise than on such exchanges or services or in the over-the-counter market

  . through the writing of options, whether such options are listed on an options exchange or otherwise

  .  through the settlement of short sales

   These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

   In connection with sales of the debentures and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the debentures or the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the debentures and underlying common stock short and deliver debentures and the underlying common stock to close out short positions, or loan or pledge debentures or the underlying common stock to broker-dealers that in turn may sell the debentures and the underlying common stock.

   To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the underlying common stock by the selling securityholders.

   Our common stock trades on the New York Stock Exchange under the symbol "GLM." We do not intend to apply for listing of the debentures on any securities exchange or for quotation through Nasdaq. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the debentures. See "Risk Factors--Trading market for the debentures."

   There can be no assurance that any selling securityholder will sell any or all of the debentures or the underlying common stock pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the debentures and the underlying common stock by other means not described in this prospectus. In addition, any debentures or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The debentures and the underlying common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the debentures and underlying common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration.

   The selling securityholders and any other person participating in the sale of debentures or the underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underlying common stock to engage in market-making activities with respect to the particular debentures and the underlying common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the debentures and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common stock.

   Pursuant to the registration rights agreement that has been filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

   We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the debentures and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

   Baker Botts L.L.P., Houston, Texas, will pass upon certain legal matters for us in connection with the securities offered hereby.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            INDEPENDENT ACCOUNTANTS

   With respect to the unaudited interim consolidated financial information of Global Marine Inc. included in its quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2000 and incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 10 and August 11, 2000 incorporated by reference state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their reports on the unaudited consolidated financial information because neither such report is a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

                              [GLOBAL MARINE LOGO]

                                  $600,000,000

                       Zero Coupon Convertible Debentures

                               Due June 23, 2020

                                      and

            Common Stock Issuable Upon Conversion of the Debentures

                                   Prospectus

                                October 2, 2000